Exhibit 5.1

KPMG LLP

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Consent of Independent Registered Public Accounting Firm

The Board of Directors Theratechnologies Inc.

We consent to the use of our report dated February 24, 2021 on the consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as of November 30, 2020 and 2019, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years ended November 30, 2020 and 2019, and the related notes, incorporated herein by reference.

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